CV TECHNOLOGIES INC.

08005275

CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

September 18, 2008

SEC
Mail Processing
Section

OCT 03 2008

Washington, DC
101

Securities and Exchange Commission
100 F Street North East
Washington, D.C. 20549

SUPPL

Re: Compliance with Rule 12g3-2(b) Exemption
CV Technologies Inc. – File No. 82-35059

Enclosed please find copies of public documents that have been electronically filed with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (SEDAR). As part of our disclosure requirements to your office, enclosed are copies of News Releases, and Material Change Reports, along with confirmation of filing on SEDAR, and an insiders transaction report for the month of August.

Document	Date Range
News Release – CV Technologies Appoints CFO	August 29, 2008
Material Change Report	September 2, 2008
News Release – CV Technologies Announces Board of Director Resignation	September 3, 2008
Insider transaction report	August 1 – August 31, 2008
News Release – Immune modulating effects	September 10, 2008
News Release – Colds and Flu cut By 1/3	September 15, 2008
News Release – CV Technologies announces CEO and Board Change	September 17, 2008
Material Change Report	September 17, 2008
Material Change Report	September 17, 2008
Confirmation of SEDAR filings	

PROCESSED
OCT 15 2008
THOMSON REUTERS

Dlw 10/9

9604 – 20 Avenue, Edmonton AB, T6N 1E5 ~ Tel: 780-432-0022 ~ Fax:780-432-7772 ~
E-mail: info@cvtechnologies.com ~ www.cvtechnologies.com

Proudly Canadian

cbp CERTIFIED
ChemBioPrint

CV TECHNOLOGIES INC.
CV Technologies develops and manufactures evidence based natural health products for disease prevention and health maintenance.

Please acknowledge receipt of our submission by returning the additional copy of our covering letter.
For your convenience we have attached a self-addressed stamped envelope. If you have any questions please do not hesitate to contact me.

Sincerely,

Ms. Jane Tulloch
Director, Investor Relations
and Corporate Secretary
CV Technologies Inc.
Direct Line: (780) 577-3724
Enclosures

Insider transaction detail - View details for issuer

2008-09-03 13:37 ET

Transactions sorted by : Insider
Issuer name : CV Technologies Inc. (Starts with)
Transaction date range : April 1, 2008 - August 30, 2008
Debt securities : Convertible Debentures
Equity securities : Common Shares, Units
Issuer derivatives : Options, Warrants, Other
Issuer industry classification: Consumer products - biotechnology/pharmaceuticals

Issuer name: CV Technologies Inc.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Insider name: Michaels, Gary Warren

Insider's Relationship to Issuer: 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
A 1185504	2008-04-03	2008-04-14	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+1,000	0.6000	51,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
O 1185504	2008-04-08	2008-04-10	Indirect Ownership : RRSP	10 - Acquisition or disposition in the public market	+1,000	0.6000							

Insider name: Shan, Jacqueline Jie

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1177413	2008-04-01	2008-04-01	Direct Ownership :	51 - Exercise of options	+2,109,992	0.1500	6,314,708						

Security designation: Options (Common Shares)

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1177522	2008-04-01	2008-04-01	Direct Ownership :	51 - Exercise of options	-2,109,992		3,400,527		0.1500		Common Shares	-2,109,992	3,400,527

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release 6:00 am MT, August 29, 2008

CV TECHNOLOGIES APPOINTS CFO

EDMONTON, AB (TSX:CVQ) CV Technologies Inc. today announced the appointment of Allan Cleiren as Chief Financial Officer, effective September 1, 2008. He replaces Nazir Noormohamed who has been interim CFO since March 28, 2008.

Mr. Cleiren is a Chartered Accountant with over 17 years of financial management experience in both private and public companies operating in both Canada and the United States.

He has held various executive positions in the past including that of CFO for a publicly traded company and spent five years with PricewaterhouseCoopers (formerly Price Waterhouse) engaged in audit and tax services. Most recently he was Vice President, Finance of a large publicly traded company with international operations, employing over 11,000 people.

Mr. Cleiren graduated from the University of Alberta in 1990 with a Bachelor of Commerce degree. He is a Chartered Accountant and recently obtained an ICD.D designation through the Institute of Corporate Directors.

President, CEO and Chief Scientific Officer Dr. Jacqueline Shan says, "The CFO plays an important role in today's business environment and we are pleased to have someone of Allan's caliber as a member of our team, not only to serve today's needs, but as an integral element in our planning for the future."

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, strives to transform people's lives to be healthier and happier by focusing on prevention and recovery through the use of evidence-based naturally-derived health products. The Company's lead product COLD-fX® strengthens the immune system and is widely used as a leading over the counter (OTC) remedy for helping to prevent and relieve cold and flu infections. COLD-fX continues to rank as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 week period ending July 5, 2008.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Jane Tulloch
Email: Jane.Tulloch@cvtechnologies.com

DATE: September 2, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1316583
FILING TYPE	News Releases
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	August 29, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

MATERIAL CHANGE REPORT

1. Name and Address of Company

   CV Technologies Inc.
   9604 - 20th Ave
   Edmonton, AB T6N 1G1

2. Date of Material Change:

   September 1, 2008

3. News Release

   A news release was issued on August 29, 2008 and disseminated through the facilities of Marketwire.

4. Summary of Material Change:

   The Company announced that Allan Cleiren has been appointed as Chief Financial Officer effective September 1, 2008. Mr. Cleiren replaces interim CFO Mr. Nazir Noormohamed.

5. Full Description of Material Change:

   The Company announced that Allan Cleiren has been appointed as Chief Financial Officer. Mr. Cleiren replaces interim CFO Mr. Nazir Noormohamed.

6. Reliance on subsection 7.1(2) or (3) of NI 51-102:

   not applicable

7. Omitted Information:

   No information has been omitted.

8. Executive Officer:

   Jacqueline J. Shan, President, Chief Executive Officer of the Company, is knowledgeable about the material change and may be reached by contacting Jane Tulloch, the Company's Corporate Secretary, at 9604-20 Avenue, Edmonton, Alberta, T6N 1G1, or by phone at (780)-432-0022.

9. Date of Report:

   September 2, 2008

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Jane Tulloch
Email: Jane.Tulloch@cvtechnologies.com

DATE: September 3, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1318054
FILING TYPE	Material Change Report
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	September 2, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release: 6:00 am MT, Sept 3, 2008

CV TECHNOLOGIES ANNOUNCES BOARD OF DIRECTOR RESIGNATION

Edmonton, AB (TSX:CVQ) CV Technologies Inc., announced today that Patricia Trottier, a member of the Board of Directors of CV Technologies since 2004, and a member of the Board's Compensation Committee and Chair of the Governance Committee has decided to resign from the Board for personal reasons.

"Ms. Trottier has been a part of the CV Technologies team for more than four years and we are thankful for her dedication to the Company," said Gordon Tallman, Chairman of the Board. "Her advice and counsel have been a tremendous asset to us and we are grateful to Pat for her contributions to CV Technologies."

Following Ms. Trottier's resignation effective September 30, 2008, the Board will include eight directors, six of whom are independent directors.

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, strives to transform people's lives to be healthier and happier by focusing on prevention and recovery through the use of evidence-based naturally-derived health products. The Company's lead product COLD-FX® strengthens the immune system and is widely used as a leading over the counter (OTC) remedy for helping to prevent and relieve cold and flu infections. COLD-FX continues to rank as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 week period ending July 5, 2008.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

GLOBAL CORPORATE COMPLIANCE INC
850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Jane Tulloch
Email: Jane.Tulloch@cvtechnologies.com

DATE: September 4, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1318514
FILING TYPE	News Release
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	September 3, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release: 6:00 am MT September 15, 2008

COLDS AND FLU CUT BY 1/3 IN FOUR-CITY TRIAL OF COLD-FX®

Product Provides Significant Added Protection to Seniors Taking the Flu Shot

EDMONTON, AB. CV Technologies Inc. (TSX:CVQ) today announced preliminary results of a clinical trial demonstrating that COLD-FX® significantly supplements the flu shot's effectiveness in seniors and cuts colds and flu by one-third. This result was obtained through a randomized, double-blind, placebo-controlled multi-centre trial investigating the potential benefit of supplementing the flu shot in seniors with COLD-FX, the Company's lead product and Canada's number one selling cold and flu remedy.

The multi-centre trial involved 780 healthy seniors who took the flu shot just prior to the six-month treatment phase of the study, which was led by Dr. Gerald Predy, Medical Officer of Health for Alberta Health Services. Dr. Predy collaborated with Dr. Janet McElhaney, an internationally recognized influenza expert and Division Head, Geriatric Medicine at the University of British Columbia and Providence Health Care, and infectious disease experts Dr. Andrew Simor, Head of Infectious Diseases and Microbiology at Sunnybrook Health Sciences Centre in Toronto, and Dr. Shelly McNeil, Associate Professor of Internal Medicine at Dalhousie University.

Commenting on the trial, Dr. Predy said: "Considering the risks that upper respiratory infections present to seniors in particular, it's encouraging that the study showed greater protection when COLD-FX is taken in addition to the flu shot."

Participants took daily doses for six months of either 400 milligrams of COLD-FX (standard dose), 800 milligrams of COLD-FX (high – double the standard dose), or a placebo. They were asked to report respiratory infections and record their symptoms. The study addressed viruses responsible for cold and flu symptoms. Throat swab samples

were taken from anyone reporting an infection and analyzed for viruses known to cause upper respiratory infections. The viral analysis was conducted in the lab of internationally recognized flu expert, Dr. Albert Osterhaus. Based in the Netherlands, Dr. Osterhaus is one of the world's leading virologists and utilizes the most sensitive test methods available.

For prevention of colds and flu (and symptomatic relief), Health Canada has approved daily use of 400 milligrams of COLD-FX. CV Technologies has a product license and natural product number (NPN) for COLD-FX. Recently launched COLD-FX Extra Strength, which is recommended for acute symptom relief (in 1,800-, 1,200- and 600-milligram doses on three successive days), was not studied in the multi-centre trial.

Investigators used two principal methods of verifying upper respiratory infections in trial participants: Jackson-confirmed (a rigorous and validated scientific tool for assessing clinical symptoms) and laboratory confirmed. While both methods were utilized, the Jackson method is actually more sensitive than laboratory testing in confirming symptomatic upper respiratory infections and gauging their severity.

Compared to study participants who took the placebo, the mean number of Jackson-confirmed upper respiratory infections per person was 36% lower in the standard dose COLD-FX group and 33% lower in the high dose COLD-FX group. In other words, both COLD-FX doses produced similar and statistically significant reductions in the number of upper respiratory infections per individual relative to the placebo.

Considering the groups as a whole, the number of Jackson infections experienced by the standard group was 31% less than the placebo group, while infections for the entire high dose group were 33% below the result for the placebo group. The difference in result between the placebo group and the COLD-FX groups was statistically significant – but the differences between the two COLD-FX groups were not.

Additional trial results consistent with these findings may be clarified during the peer review process and published in a scientific journal. Among these are reductions in the severity and duration of Jackson-confirmed infections in the COLD-FX groups, and an indication that COLD-FX may decrease the proportion of severely symptomatic infections among all infections confirmed in the lab.

"We are very proud of our research accomplishments. Information gained from COLD-FX studies at New Jersey's Hackensack University Medical Center, Hamilton, Ontario's McMaster University, and our multi-centre trial, collectively suggest that taking COLD-FX daily is a good preventative measure and that COLD-FX may have the potential to be an adjunct to various types of vaccines," said CV Technologies' President, CEO and Chief Scientific Officer, Dr. Jacqueline Shan. "The most recent trial confirms earlier findings and demonstrates a key benefit to seniors, since aging is associated with declining immune function and greater vulnerability to infection. There is a good basis for exploring the potential advantages to other immune deficient populations of using

COLD-FX. From a corporate perspective, we are setting the stage for new products and applications that we expect will drive CV Technologies' future success."

The safety and tolerability of both COLD-FX doses was validated by the study results. Adverse events were not statistically significantly different than for the placebo group, with one notable exception: a reduction in cardiovascular events in both COLD-FX dose groups. The implications of this result are consistent with the efficacy of COLD-FX in reducing upper respiratory infections, which are known to be associated with adverse cardiovascular events in seniors.

"We are intrigued by the study's finding of a statistically significant reduction in cardiovascular adverse events in the COLD-FX groups, compared to the placebo group," Dr. Shan said. "While we did not set out to study this possibility, we obtained the result through an assessment of safety aspects of the trial. This is a potential new application for COLD-FX which, if pursued, would require more in-depth review."

From a technical perspective, there was no statistically significant difference relative to placebo in the proportion of infections confirmed by the following two methods: both laboratory and non-Jackson symptom-based testing, and lab testing alone. The difficulty of reaching statistical significance regarding these parameters is likely related to a couple of factors, including:

- the overall low absolute number of infections in the two study seasons, and the unprecedented low rates of influenza during these periods – circumstances beyond the study's control; and
- laboratory analysis produced a positive or negative result but did not indicate "viral load" – that is, the amount of virus in the body. Accordingly, COLD-FX may have moderated the degree of infection present – but this possibility was not tested under the study design.

"I am very pleased with the results and I admire CV Technologies' dedication to research, as well as its commitment to subjecting its natural products to the highest standards of clinical testing," Dr. McElhaney remarked.

Experts estimate that flu-related complications are the fourth leading cause of death for North American adults over 65 years of age.

"The trial's results indicate that COLD-FX did have a beneficial effect in reducing the incidence of respiratory illnesses in a generally healthy elderly population," said Dr. Simor.

Previous study results published in the Canadian Medical Association Journal showed that COLD-FX reduced the incidence and frequency of recurrent colds by more than half in healthy adults, cut colds' duration and reduced their severity.

Apart from COLD-FX, there is no known clinically proven therapy for both prevention and treatment that naturally enhances the immune system to fight viral respiratory

infections. The flu shot is designed to defend against influenza virus infections and is particularly important in adults older than 65 years. However, there is a need for additional complementary therapies since the flu shot does not provide complete protection against influenza or prevent infection with other viruses that cause influenza-like illness, such as RSV. Antiviral medications are also not completely effective and the influenza virus can develop resistance to them. Since COLD-FX works by boosting the body's own immune system, its benefits are not virus-specific and viruses cannot develop resistance to COLD-FX.

"One way in which CV Technologies measures its success is the degree to which we positively impact public health through the use of our products," Dr. Shan said. "The multi-centre trial adds to the body of knowledge establishing that COLD-FX significantly strengthens seniors' defenses against upper respiratory infections. The positive findings of the trial help create long-term value for consumers and for CV Technologies' shareholders as well."

About the Trial

The trial was approved by Health Canada and all appropriate research ethics committees. Each study participant was enrolled for a single half-year period. The trial ran during the six-month 2005/2006 and 2006/2007 cold and flu seasons, with the analysis phase proceeding after that time; consistent with normal scheduling and standard industry practice for a research study of this size and complexity. It was conducted under blinded conditions, ensuring study integrity because it was not known which subjects took COLD-FX and which ones consumed a placebo.

ABOUT CV TECHNOLOGIES INC.

CV Technologies, founded in 1992, strives to transform people's lives to be healthier and happier by focusing on prevention and recovery through the use of evidence-based naturally-derived health products. The Company's lead product COLD-FX® strengthens the immune system and is widely used as a leading over the counter (OTC) remedy for helping to prevent and relieve cold and flu infections. COLD-FX continues to rank as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 week period ending July 5, 2008).

Forward Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws. The forward-looking information included in this document does not guarantee future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation, those comments relating to clinical trials and clinical trial results or the initiation of potential future clinical trials. The Company believes that the expectations and assumptions reflected in the forward-looking information contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct or that any benefits may be derived from the preliminary results of the clinical trial or from the results of the peer review of the data. All forward-looking information is expressly qualified in its entirety by this cautionary statement. The Company assumes no duty to update or revise forward looking information, except as may be required pursuant to applicable laws. The Company is a 12g3-2(b) SEC registrant.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

Note: Dr. Predy and Company Officials will hold a new conference today at 12 pm MT in Edmonton. Details will be issued in a separate media notice.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Jane Tulloch
Email: Jane.Tulloch@cvtechnologies.com

DATE: September 16, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1321385
FILING TYPE	News Release
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	September 15, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

CV TECHNOLOGIES INC.

NEWS RELEASE

For Release: 6:00 am MT September 17, 2008

CV TECHNOLOGIES ANNOUNCES CEO AND BOARD CHANGE

DR. SHAN TO LEAD NEXT WAVE OF SCIENTIFIC INNOVATION

EDMONTON, AB. CV Technologies (TSX:CVQ) today announced that Dr. Jacqueline Shan, currently its President, Chief Executive Officer and Chief Scientific Officer, has decided to relinquish the position of Chief Executive Officer in order to focus mainly on her role as Chief Scientific Officer. Accordingly, Dr. Shan becomes President and Chief Scientific Officer of CV Technologies as of October 1, 2008.

As the Board of Directors searches for a new CEO, Mr. Jack Moffatt will assume interim oversight responsibility for the day-to-day operations of CV Technologies, effective October 1, 2008. For the past several months, Mr. Moffatt has worked closely with the Company and has served in an advisory role to its Board of Directors. Mr. Moffatt was appointed to the Board of Directors effective today and was concurrently appointed as its Executive Chair. Dr. Shan will remain on the Board of Directors of the Company she cofounded in 1992.

"I am proud of CV Technologies' dramatic growth since I co-discovered and developed COLD-FX® and began pursuing my vision of commercial success. Today COLD-FX is Canada's #1 selling cold and flu remedy. From a scientific perspective, there is much more to do to ensure that CV Technologies achieves its full potential. While my five-year tenure as CEO has been satisfying in many respects, I believe that I can best drive our next wave of innovation by concentrating on the tremendous prospects for our science," Dr. Shan said.

"I return my primary focus to my scientific roots knowing that the Board supports my vision and that a realignment of responsibilities is the right strategic move – both to maximize shareholder value and to deliver the finest suite of products to enhance wellness for consumers, which is a key part of our mission. We have an ambitious pipeline of products in development and I am very excited about what we can accomplish as we move forward," said Dr. Shan. "I am confident that CV Technologies is well positioned to attract a CEO with the outstanding operational skills required to reach the

next stage of corporate growth and I look forward to a smooth transition as we continue to build the excellence of our team."

Mr. Moffatt has an extensive background in packaged goods retailing and manufacturing in both Canada and the United States, and has held senior management positions in several other industries over the course of his career. He currently operates an advisory company specializing in corporate revitalization and strategic planning. Mr. Moffatt is a former Chairman and Chief Executive Officer of A&P Canada, and a former President of First National Supermarkets in New England. He holds an MBA degree from the University of Toronto.

ABOUT CV TECHNOLOGIES INC.

CV Technologies, co-founded in 1992 by Dr. Shan, strives to transform people's lives to be healthier and happier by focusing on prevention and recovery through the use of evidence-based naturally-derived health products. The Company's lead product COLD-FX® strengthens the immune system and is widely used as a leading over the counter (OTC) remedy for helping to prevent and relieve cold and flu infections. COLD-FX continues to rank as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52 week period ending July 5, 2008).

Forward Looking Information

This news release contains certain forward-looking information within the meaning of applicable securities laws. The forward-looking information included in this document does not guarantee future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation, those comments relating to future products and product pipeline development and whether or not the Company will be able to attract a replacement CEO in a reasonable timeframe. The Company believes that the expectations and assumptions reflected in the forward-looking information contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct or that any benefits may be derived from them. All forward-looking information is expressly qualified in its entirety by this cautionary statement. The Company assumes no duty to update or revise forward looking information, except as may be required pursuant to applicable laws. The Company is a 12g3-2(b) SEC registrant.

MEDIA CONTACT:

Warren Michaels
Vice President, Communications
CV Technologies Inc.
1-780-432-0022
warren.michaels@cvtechnologies.com
www.cvtechnologies.com

INVESTOR CONTACT:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
1-780-577-3724
jane.tulloch@cvtechnologies.com
www.coldfx.com

GLOBAL CORPORATE COMPLIANCE INC
850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Jane Tulloch
Email: Jane.Tulloch@cvtechnologies.com

DATE: September 18, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1322150
FILING TYPE	News Release
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	News release
FEES PAID	N/A
DATE FILED	September 17, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

CV Technologies Inc. (the "**Company**")
9604 20th Avenue
Edmonton, Alberta
T6N 1G1

2. Date of Material Change:

September 15, 2008

3. Press Release:

A press release relating to the material change was issued by the Company on September 15, 2008 through the facilities of Marketwire.

4. Summary of Material Change:

The Company announced preliminary results of a clinical trial demonstrating that COLD-FX® significantly supplements the flu shot's effectiveness in seniors and cuts colds and flu by one-third.

5. Full Description of Material Change:

The Company announced preliminary results of a clinical trial demonstrating that COLD-FX® significantly supplements the flu shot's effectiveness in seniors and cuts colds and flu by one-third. This result was obtained through a randomized, double-blind, placebo-controlled multi-centre trial investigating the potential benefit of supplementing the flu shot in seniors with COLD-FX.

The multi-centre trial involved 780 healthy seniors who took the flu shot just prior to the six-month treatment phase of the study, which was led by Dr. Gerald Predy, Medical Officer of Health for Alberta Health Services. Dr. Predy collaborated with Dr. Janet McElhaney, an internationally recognized influenza expert and Division Head, Geriatric Medicine at the University of British Columbia and Providence Health Care, and infectious disease experts Dr. Andrew Simor, Head of Infectious Diseases and Microbiology at Sunnybrook Health Sciences Centre in Toronto, and Dr. Shelly McNeil, Associate Professor of Internal Medicine at Dalhousie University.

Participants took daily doses for six months of either 400 milligrams of COLD-FX (standard dose), 800 milligrams of COLD-FX (high - double the standard dose), or a placebo. They were asked to report respiratory infections and record their symptoms. The study addressed viruses responsible for cold and flu symptoms. Throat swab samples were taken from anyone reporting an infection and analyzed for viruses known to cause upper respiratory infections. The viral analysis was conducted in the lab of internationally recognized flu expert, Dr. Albert Osterhaus. Based in the Netherlands, Dr. Osterhaus is one of the world's leading virologists and utilizes the most sensitive test methods available.

For prevention of colds and flu (and symptomatic relief), Health Canada has approved daily use of 400 milligrams of COLD-FX. CV Technologies has a product license and natural product number (NPN) for COLD-FX. Recently launched COLD-FX Extra Strength, which is recommended for acute symptom relief (in 1,800-, 1,200- and 600-milligram doses on three successive days), was not studied in the multi-centre trial.

Investigators used two principal methods of verifying upper respiratory infections in trial participants: Jackson-confirmed (a rigorous and validated scientific tool for assessing clinical symptoms) and laboratory confirmed. While both methods were utilized, the Jackson method is actually more sensitive than laboratory testing in confirming symptomatic upper respiratory infections and gauging their severity.

Compared to study participants who took the placebo, the mean number of Jackson-confirmed upper respiratory infections per person was 36% lower in the standard dose COLD-FX group and 33% lower in the high dose COLD-FX group. In other words, both COLD-FX doses produced similar and statistically significant reductions in the number of upper respiratory infections per individual relative to the placebo.

Considering the groups as a whole, the number of Jackson infections experienced by the standard group was 31% less than the placebo group, while infections for the entire high dose group were 33% below the result for the placebo group. The difference in result between the placebo group and the COLD-FX groups was statistically significant - but the differences between the two COLD-FX groups were not.

Additional trial results consistent with these findings may be clarified during the peer review process and published in a scientific journal. Among these are reductions in the severity and duration of Jackson-confirmed infections in the COLD-FX groups, and an indication that COLD-FX may decrease the proportion of severely symptomatic infections among all infections confirmed in the lab.

The safety and tolerability of both COLD-FX doses was validated by the study results. Adverse events were not statistically significantly different than for the placebo group, with one notable exception: a reduction in cardiovascular events in both COLD-FX dose groups. The implications of this result are consistent with the efficacy of COLD-FX in reducing upper respiratory infections, which are known to be associated with adverse cardiovascular events in seniors.

From a technical perspective, there was no statistically significant difference relative to placebo in the proportion of infections confirmed by the following two methods: both laboratory and non-Jackson symptom-based testing, and lab testing alone. The difficulty of reaching statistical significance regarding these parameters is likely related to a couple of factors, including:

- the overall low absolute number of infections in the two study seasons, and the unprecedented low rates of influenza during these periods - circumstances beyond the study's control; and

- laboratory analysis produced a positive or negative result but did not indicate "viral load" - that is, the amount of virus in the body. Accordingly, COLD-FX may have moderated the degree of infection present - but this possibility was not tested under the study design.

Previous study results published in the Canadian Medical Association Journal showed that COLD-FX reduced the incidence and frequency of recurrent colds by more than half in healthy adults, cut colds' duration and reduced their severity.

Apart from COLD-FX, there is no known clinically proven therapy for both prevention and treatment that naturally enhances the immune system to fight viral respiratory infections. The flu shot is designed to defend against influenza virus infections and is particularly important in adults older than 65 years. However, there is a need for additional complementary therapies since the flu shot does not provide complete protection against influenza or prevent infection with other viruses that cause influenza-like illness, such as RSV. Antiviral medications are also not completely effective and the influenza virus can develop resistance to them. Since COLD-FX works by boosting the body's own immune system, its benefits are not virus-specific and viruses cannot develop resistance to COLD-FX.

About the Trial

The trial was approved by Health Canada and all appropriate research ethics committees. Each study participant was enrolled for a single half-year period. The trial ran during the six-month 2005/2006 and 2006/2007 cold and flu seasons, with the analysis phase proceeding after that time; consistent with normal scheduling and standard industry practice for a research study of this size and complexity. It was conducted under blinded conditions, ensuring study integrity because it was not known which subjects took COLD-FX and which ones consumed a placebo.

This material change report contains certain forward-looking information within the meaning of applicable securities laws. The forward-looking information included in this document does not guarantee future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation, those comments relating to clinical trials and clinical trial results or the initiation of potential future clinical trials. The Company believes that the expectations and assumptions reflected in the forward-looking information contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct or that any benefits may be derived from the preliminary results of the clinical trial or from the results of the peer review of the data. All forward-looking information is expressly qualified in its entirety by this cautionary statement. The Company assumes no duty to update or revise forward looking information, except as may be required pursuant to applicable laws. The Company is a 12g3-2(b) SEC registrant.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

N/A

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

For more information, please contact:

Jane Tulloch
Director, Investor Relations

CV Technologies Inc.
(780) 577-3724

9. Date of Report:

September 19, 2008

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

CV Technologies Inc. (the "**Company**")
9604 20th Avenue
Edmonton, Alberta
T6N 1G1

2. Date of Material Change:

September 17, 2008

3. Press Release:

A press release relating to the material change was issued by the Company on September 17, 2008 through the facilities of Marketwire.

4. Summary of Material Change:

The Company announced that Dr. Jacqueline Shan, currently its President, Chief Executive Officer and Chief Scientific Officer, has decided to relinquish the position of Chief Executive Officer in order to focus mainly on her role as Chief Scientific Officer. Accordingly, Dr. Shan becomes President and Chief Scientific Officer of the Company as of October 1, 2008.

As the Board of Directors searches for a new CEO, Mr. Jack Moffatt will assume interim oversight responsibility for the day-to-day operations of the Company, effective October 1, 2008. For the past several months, Mr. Moffatt has worked closely with the Company and has served in an advisory role to its Board of Directors. Mr. Moffatt was appointed to the Board of Directors effective September 17, 2008 and was concurrently appointed as its Executive Chair. Dr. Shan will remain on the Board of Directors of the Company she cofounded in 1992.

5. Full Description of Material Change:

The Company announced that Dr. Jacqueline Shan, currently its President, Chief Executive Officer and Chief Scientific Officer, has decided to relinquish the position of Chief Executive Officer in order to focus mainly on her role as Chief Scientific Officer. Accordingly, Dr. Shan becomes President and Chief Scientific Officer of the Company as of October 1, 2008.

As the Board of Directors searches for a new CEO, Mr. Jack Moffatt will assume interim oversight responsibility for the day-to-day operations of the Company, effective October 1, 2008. For the past several months, Mr. Moffatt has worked closely with the Company and has served in an advisory role to its Board of Directors. Mr. Moffatt was appointed to the Board of Directors effective September 17, 2008 and was concurrently appointed as its Executive Chair. Dr. Shan will remain on the Board of Directors of the Company she cofounded in 1992.

This material change report contains certain forward-looking information within the meaning of applicable securities laws. The forward-looking information included in this document does not guarantee future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events

to differ materially from those anticipated in such forward-looking information including, without limitation, those comments relating to future products and product pipeline development and whether or not the Company will be able to attract a replacement CEO in a reasonable timeframe. The Company believes that the expectations and assumptions reflected in the forward-looking information contained herein are reasonable but no assurance can be given that these expectations and assumptions are correct or that any benefits may be derived from them. All forward-looking information is expressly qualified in its entirety by this cautionary statement. The Company assumes no duty to update or revise forward looking information, except as may be required pursuant to applicable laws. The Company is a 12g3-2(b) SEC registrant.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

N/A

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

For more information, please contact:

Jane Tulloch
Director, Investor Relations
CV Technologies Inc.
(780) 577-3724

9. Date of Report:

September 19, 2008

Furnished pursuant to Rule 12g3-2(b)
CV Technologies Inc.
File No. 82-35059

GLOBAL CORPORATE COMPLIANCE INC

850, 505 – 3 St. SW, Calgary, Alberta T2P 3E6
Phone (403) 216-8450 Fax (403) 216-8459
email: sedar@globalcci.com

CV Technologies Inc.
Attention: Jane Tulloch
Email: Jane.Tulloch@cvtechnologies.com

DATE: September 22, 2008

CONFIRMATION OF SEDAR FILING

PROJECT NO.	1323007
FILING TYPE	Material Change Report x 2
ISSUER NAME	CV Technologies Inc.
RECIPIENT AGENCIES	BC Securities Commission AB Securities Commission ON Securities Commission
DOCUMENT TYPE	Material Change Report
FEES PAID	N/A
DATE FILED	September 19, 2008

Please keep this confirmation of submission to SEDAR as part of your Securities Commission's compliance records.

END